CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

Jon C. Avina

+1 650 843 5307

javina@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 1, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Attn:	Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief
David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Zoom Video Communications, Inc.
Registration Statement on Form S-1
Submitted March 22, 2019
File No. 333-230444

Ladies and Gentlemen:

On behalf of Zoom Video Communications, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 26, 2019 with respect to the Company’s Registration Statement on Form S-1, filed on March 22, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

U.S. Securities and Exchange Commission

April 1, 2019

person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Registration Statement on Form S-1 filed March 22, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 55

1.	Please disclose the attrition rate for your monthly subscribers for each period presented as indicated in your response to prior comment 1 in your letter dated March 19, 2019.

In response to the Staff’s comment, the Company will disclose in its next amendment to the Registration Statement that the attrition rate for its monthly subscribers was less than 4% per month in the fiscal years ended January 31, 2018 and 2019.

Consolidated Financial Statements

Note 11. Subsequent Events, page F-36

2.

Please revise to disclose financial effects, including the related compensation expense and vesting terms, of the stock options granted subsequent to January 31, 2019, if material. Refer to ASC 855-10-50-2(b).

In response to the Staff’s comment, the Company will disclose in its next amendment to the Registration Statement the number of stock options granted subsequent to January 31, 2019 and the related vesting period for such stock options, which is generally 48 months. The Company will include in such disclosure that it expects to recognize a material amount of stock-based compensation expense over the requisite service period of such stock options.

The Company supplementally advises the Staff that it expects to grant additional stock options to purchase shares of Class B common stock prior to the Company’s initial public offering (“IPO”) with an exercise price per share equal to the midpoint of the preliminary price range that will be set forth on the cover of the preliminary prospectus and will continue to update the subsequent events disclosure for grants made subsequent to January 31, 2019. The actual amount of the stock-based compensation expense for these options will not be determined until the Company prepares its financial results for the first quarter of fiscal 2020 following the expected date of the IPO as such amount will be based, in part, on its assessment of the fair value of the Company’s Class B common stock as informed by the offering price for the IPO.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

U.S. Securities and Exchange Commission

April 1, 2019

3.	Please address the following as it relates to the information provided in your letter dated March 25, 2019:

•	Describe for us how the group of comparable companies used in your October 2018 valuation changed from those used in determining the IPO price range;

•	Explain further, in quantified terms, the significant expansion in valuation multiples experienced by such comparable companies and the impact on your estimated price range; and

•	Provide us with the probability weighting for a successful IPO and the discount for lack of marketability that was used in December 2018 and January 2019 valuations.

The Company supplementally advises the Staff that the group of comparable companies used in the October 2018 valuation, December 2018 valuation and January 2019 valuation, were Atlassian, Twilio, DocuSign, Okta, Elastic, Dropbox, RingCentral, LogMeIn, Alteryx, Five9, Box, Avaya, 8x8, LivePerson and Mitel Networks. As disclosed in our letter to the Staff dated March 19, 2019, the Company expanded the number of comparable companies used in the October 2018 valuation to include companies that were not necessarily related to the Company’s business but that had been identified by the underwriters in their initial meetings with management in October 2018 as comparable companies for the IPO.

In determining the preliminary price range, the Company and the lead underwriters for the IPO focused on the following comparable companies: Atlassian, Twilio, DocuSign, Okta, Elastic, Workday, ServiceNow, Shopify, Smartsheet, MongoDB and Zscaler. The addition of Smartsheet, MongoDB and Zscaler, in particular, contributed to the increase in the Company’s valuation due in part to the significant increases in valuation that these companies experienced between October 31, 2018 and March 21, 2019, which averaged over 90%. These three comparable companies were not included in the underwriters’ presentation in October 2018 because, at that time, the underwriters had not been provided with the Company’s historical financial results or its operating plan. Over the ensuing months, the Company and the lead underwriters held a number of meetings to discuss the Company’s historical financial results and its operating plan, which further informed the comparable companies that were included in the lead underwriters’ presentation to the Company’s board of directors and management on March 21, 2019. Despite the fact that these companies do not operate businesses similar to the Company, Smartsheet, MongoDB and Zscaler were added to the list of comparable companies as they represent the type of high-growth, software companies that investors in the IPO will view as relevant comparables to the Company, especially given that they have growth rates more similar to the Company than other comparable companies and had recently completed their own respective initial public offerings. Given the proximity to the Company’s IPO and the Company’s own growth rate, these additional companies provided highly relevant comparisons to the Company.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

U.S. Securities and Exchange Commission

April 1, 2019

Moreover, the Company and the lead underwriters did not focus on some of the companies that were included in the October 2018, December 2018 and January 2019 valuations, such as Dropbox, RingCentral, LogMeIn, Alteryx, Five9, Box, Avaya, 8x8, LivePerson and Mitel Networks, because those companies do not have the same growth indicators as the Company even though some of them operate in industries that are more closely related to the Company than some of the comparable companies used in informing the Company’s preliminary price range. While some of these other companies have also experienced increases in their respective valuations over this period, such as RingCentral, Alteryx and Five9, the valuations of companies, such as Dropbox, LogMeIn, and Box, have declined or remained relatively flat. Finally, Mitel Networks did not represent a relevant comparable company for recent technology IPOs as it is no longer publicly traded.

The following table shows the percentage increase or decrease, as the case may be, in the trading prices of the comparable companies that were included in (i) the October 2018, December 2018 and January 2019 valuations, (ii) the Company’s determination of the preliminary IPO price range on March 21, 2019 or (iii) both (i) and (ii):

Company	Closing Price (10/31/18)	Closing Price (1/31/19)	Closing Price (3/21/19)	% Change from 10/31/18	% Change from 1/31/19	Inclusion as a comparable company
Dropbox	$23.47	$24.71	$22.66	(3.45%)	(8.30%)	Prior valuations
RingCentral	$77.73	$92.44	$111.57	43.54%	20.69%	Prior valuations
LogMeIn	$86.12	$93.02	$80.78	(6.20%)	(13.16%)	Prior valuations
Alteryx	$52.99	$71.15	$85.67	61.67%	20.41%	Prior valuations
Five9	$39.36	$51.13	$56.49	43.52%	10.48%	Prior valuations
Box	$18.00	$20.92	$19.95	10.83%	(4.64%)	Prior valuations
Avaya	$16.42	$16.91	$13.98	(14.86%)	(17.33%)	Prior valuations
8x8	$20.86	$17.61	$17.19	(17.59%)	(2.39%)	Prior valuations
LivePerson	$29.60	$23.47	$22.60	(23.65%)	(3.71%)	Prior valuations
Mitel Networks	$10.98	N/A	N/A	N/A	N/A	Prior valuations
Atlassian	$63.00	$98.40	$115.50	83.33%	17.38%	Both
Twilio	$75.22	$111.32	$135.66	80.35%	21.86%	Both
DocuSign	$41.94	$49.45	$57.08	36.10%	15.43%	Both
Okta	$58.36	$82.43	$85.47	46.45%	3.69%	Both
Elastic	$68.00	$85.00	$90.91	33.69%	6.95%	Both

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

U.S. Securities and Exchange Commission

April 1, 2019

Workday	$133.02	$181.53	$197.58	48.53%	8.84%	IPO price range
ServiceNow	$164.24	$220.02	$250.95	52.79%	14.06%	IPO price range
Shopify	$138.15	$168.48	$205.00	48.39%	21.68%	IPO price range
Smartsheet	$23.66	$31.38	$45.66	92.98%	45.51%	IPO price range
MongoDB	$81.50	$92.36	$154.64	89.74%	67.43%	IPO price range
Zscaler	$36.29	$48.37	$69.62	91.84%	43.91%	IPO price range

Another contributing factor to the increase in the Company’s valuation during this period is the expansion of the next 12 month (“NTM”) revenue multiples of these comparable companies. [***] By comparison, the Company’s preliminary price range represents a revenue multiple of [***] to calendar year 2019 revenue and [***] to calendar year 2020 revenue.

The Company further supplementally advises the Staff that the December 2018 valuation weighted the probability of a successful IPO at 60% under the market and income approach and assumed a discount for lack of marketability of 13.0%. The December 2018 valuation used the PWERM as the equity allocation method and assigned a 48% weighting to an IPO outcome, a 32% weighting to remaining a private company and a 20% weighting to the secondary sales that occurred in November 2018. The January 2019 valuation weighted the probability of a successful IPO at 70% under the market and income approach and assumed a discount for lack of marketability of 11.5%. The January 2019 valuation also used the PWERM as the equity allocation method and assigned a 56% weighting to an IPO outcome, a 24% weighting to remaining a private company and a 20% weighting to the secondary sales. The IPO price range weighted an IPO at 100%.

The Company further supplementally advises the Staff that the stock-based compensation expense included in the Company’s fiscal 2019 financial statements is not impacted by the Company’s preliminary price range. As described in the Company’s response to the Staff’s comment No. 10 on March 19, 2019, the Company granted 742,400 options to purchase shares of Class B common stock on January 24, 2019. These options vest over a period of 48 months. As a result, only an immaterial amount of stock-based compensation expense related to these option grants is attributed to the portion of the requisite service completed in fiscal 2019. Prior to these option grants, the Company granted an aggregate of 955,580 options to purchase shares of Class B common stock in November 2018 with a weighted average fair value per share of $15.23. As described in the Company’s response to the Staff’s comment No. 10 on March 19, 2019, the reassessment of the fair value of these option grants was informed by, among other things, the transaction price of subsequent secondary sale transactions at $17.86 per share (prior to adjustment for discount for lack of marketability).

*        *        *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY ZOOM VIDEO COMMUNICATIONS, INC.: ZOOM-0003

U.S. Securities and Exchange Commission

April 1, 2019

Please contact me at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Jon C. Avina

Jon C. Avina

cc:	Eric S. Yuan, Zoom Video Communications, Inc.

Kelly Steckelberg, Zoom Video Communications, Inc.

Aparna Bawa, Zoom Video Communications, Inc.

Calise Y. Cheng, Cooley LLP

Bradley M. Libuit, Cooley LLP

Alex K. Kassai, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Zoom Video Communications, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.